SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

August 27, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rucha Pandit

Re:	Premium Catering (Holdings) Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed August 13, 2026 File No. 333-279272

Dear Ms. Pandit,

Please accept this letter as the response of Premium Catering (Holdings) Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 of the Registration Statement on Form F-1 filed with the Commission on August 13, 2024 (the “Registration Statement”). The Company is concurrently filing Amendment No. 4 to the Registration Statement (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 3 to Registration Statement on Form F-1

Use of Proceeds, page 31

1.	It appears the net proceeds of $6,729,308 you expect to receive from the offering disclosed here is inconsistent with the net proceeds of $6,747,246 disclosed in the Capitalization table on page 32 and the Dilution table on page 34. Please clarify or revise.

Response:

The Registrant has revised the Capitalization table disclosure on page 32 in response to this comment.

Dilution, page 34

2.	It appears your disclosure of $718,781 in underwriting discounts and commissions and estimated offering expenses of approximately $990,223 is inconsistent with the disclosure on page 31 which states the underwriting discounts and commissions are $634,128 and estimated offering expenses are $1,092,723. Please clarify or revise.

Response:

The Registrant has revised the Dilution table disclosure on page 34 in response to this comment.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Premium Catering (Holdings) Ltd